UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Truist Financial Corporation 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Truist Financial Corporation
214 North Tryon Street
Charlotte, NC 28202

Truist Financial Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2021 and 2020

Truist Financial Corporation 401(k) Savings Plan
Index
December 31, 2021 and 2020

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Employee Benefits Plan Committee of the Truist Financial Corporation 401(k) Savings Plan
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs, & Ingram, LLC
Carr, Riggs, & Ingram, LLC

We have served as the Plan’s auditor since 2021.

Atlanta, Georgia
June 28, 2022

Report of Independent Registered Public Accounting Firm

Plan Participants and Employee Benefits Plan Committee of the Truist Financial Corporation 401(k) Savings Plan
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe LLP
Crowe LLP

We served as the Plan’s auditor from 2019 to 2021.

Oak Brook, Illinois
June 28, 2021

Truist Financial Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value	$10,774,325,940	$9,605,423,326
Due from broker	5,016	2,231,635
Employer contribution receivable	2,691,203	2,636,549
Notes receivable from participants	108,498,876	124,815,772
Net assets available for benefits	$10,885,521,035	$9,735,107,282

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

2021
Additions to (deductions from) net assets attributable to:
Investment income
Interest and dividends	$206,528,316
Net appreciation in fair value of investments	1,341,071,681
Net investment income	1,547,599,997

Interest on notes receivable from participants	5,961,318

Contributions
Employer	254,278,562
Employee	375,865,740
Rollovers	65,321,261
Total contributions	695,465,563
Total additions	2,249,026,878

Benefits paid to participants	(1,142,551,291)
Administrative expenses	(2,468,741)
Total deductions	(1,145,020,032)

Net increase prior to transfer from other plans	1,104,006,846

Transfers from other plans (Note 3)	46,406,907
Net increase	1,150,413,753

Net assets available for benefits
Beginning of year	9,735,107,282
End of year	$10,885,521,035

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

1.    Description of the Truist Financial Corporation 401(k) Savings Plan

The following description of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan sponsored by Truist Financial Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of August 1, 2020, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Board of Directors of the Plan Sponsor (“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan document, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee.

Custodian and recordkeeping duties for the Plan were performed by Truist Financial Corporation for the period January 1, 2019 through July 31, 2020. Effective August 1, 2020, the custodian and recordkeeping duties of the Plan were transferred to Fidelity Management Trust Company (“Fidelity”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 0.01% and 50.00% of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $6,500. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor will match participant contributions (other than catch-up contributions), subject to certain IRC limitations using a formula based on the company in which a participant works:

◦CRC Insurance Services, Inc.: Match of 50%
◦All others: Match of 100% on the first 6% deferred

CRC Insurance Services, Inc. and AmRisc, LLC may also make profit sharing contributions at the discretion of their respective Board of Directors. For the year ended December 31, 2021, eligible employees of CRC Insurance Services, Inc. and AmRisc, LLC received profit sharing contributions totaling $1,827,912 and $863,291, respectively.

Vesting
Participants are vested immediately in their contributions, employer matching and profit sharing contributions and actual earnings allocated to their account. Non-vested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”) or 50% of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to Truist Bank’s prime lending rate plus 1% at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant’s life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts
Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings/(losses) on the account, and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent non-vested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2021 and 2020, forfeited accounts totaled $92,768 and $397,871, respectively, which can be used to reduce employer contributions. A total of $505,500 in forfeitures were used to reduce the employer match contributions for the year ended December 31, 2021.

2.    Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with a bank subsidiary of the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer contributions among various mutual funds, Truist Financial Corporation common stock, collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, and a Brokeragelink account, each offering different degrees of risk and return. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan’s investments are stated at fair value. Refer to Note 4 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income on mutual funds and Truist Financial Corporation common stock is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

The Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements (“Topic 820”), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from an orderly transaction in the principal market for the asset or liability being measured.

Administrative Expenses and Investment-Related Fees
Administrative expenses are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Investment-related fees are included in net appreciation (depreciation) of fair value of investments. Fees that are transaction in nature are charged to participant accounts.

Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

3.    Plan Transfers

During 2021, assets and liabilities from the Constellation Affiliated Partners, which sponsored 3 plans, and Wellington Risk Holdings were merged into this Plan. As a result of the mergers, $46,406,907 of assets were transferred into the Plan.

4.    Fair Value of Financial Instruments

Topic 820 establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The valuation methodology was applied consistently from year to year.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, and common and foreign stock traded on an exchange or listed market. The Plan offers a Brokeragelink option that holds common and preferred stock, money market funds, and various corporate and government bonds. The common and preferred stock and money market funds are traded in active markets.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include collective trusts, and corporate and government bonds in the Brokeragelink option.

The fair value of the collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Transactions (purchase and sales) may occur daily. The collective trusts have a readily determinable fair value in that NAV is determined and made available to the Plan daily, and is the basis for current transactions. Were the Plan to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations at the then current NAV will be carried out in an orderly business manner. The collective trusts have a daily redemption frequency, a redemption notice period of 30 days to one year, and no unfunded commitments.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various valuation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2021 and 2020, there were no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020 are summarized below:

	December 31, 2021
	Total	Level 1	Level 2
Truist common stock	$835,336,237	$835,336,237	$—
Mutual funds	4,114,486,287	4,114,486,287	—
Brokeragelink	404,212,438	402,824,393	1,388,045
Collective trusts	5,420,290,978	—	5,420,290,978
Total investments at fair value	$10,774,325,940	$5,352,646,917	$5,421,679,023

	December 31, 2020
	Total	Level 1	Level 2
Truist common stock	$759,340,986	$759,340,986	$—
Mutual funds	3,764,024,767	3,764,024,767	—
Brokeragelink	327,920,799	325,779,378	2,141,421
Collective trusts	4,754,136,774	—	4,754,136,774
Total investments at fair value	$9,605,423,326	$4,849,145,131	$4,756,278,195

There were no transfers between levels during 2021 and 2020.

5.    Tax Status

The IRS has determined and informed the Plan Sponsor by letter dated November 19, 2014, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan has applied for a new determination letter as a result of the corporate merger with SunTrust Banks, Inc. Therefore, no provision for income taxes was included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

6.    Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

7.    Related Party and Party-In-Interest Transactions

Included in the Plan assets are Truist Financial Corporation common stock and certain assets held by and managed by Fidelity Management Trust Company. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

	December 31,
	2021	2020
Number of shares, Truist Financial Corporation common stock	14,267,058	15,842,683
Truist Financial Corporation common stock	$835,336,237	$759,340,986
Fidelity Brokeragelink	404,212,438	327,920,799
Mutual funds	73,494,353	274,706,358

For the year ended
December 31, 2021
Dividends on Truist Financial Corporation common stock	$42,162,705
Realized and unrealized gain on Truist Financial Corporation common stock	70,672,028

The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by Fidelity to participants that opt to receive guidance on investment election/allocation. Fees charged by Fidelity were $2,468,741 for the year ended December 31, 2021.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus (“COVID-19”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. The United States government continues to extend the State of Emergency related to the pandemic due to ongoing outbreaks and new virus strains. Although economic conditions have improved, the values of the Plan’s individual investments may continue to fluctuate in response to changing market conditions.

9.    Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued. There were no events or transactions discovered during this evaluation that require recognition in the financial statements.

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2021

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Truist Financial Corporation	Common stock	$835,336,237

*	Brokeragelink	Brokeragelink	404,212,438

	MFS Growth Fund	Mutual fund	819,998,260
	Vanguard Value Index Fund	Mutual fund	796,600,036
	Dodge & Cox Income Fund	Mutual fund	415,511,683
	T. Rowe Price Institutional Mid Cap Fund	Mutual fund	350,321,379
	MFS Mid Cap Value Fund	Mutual fund	269,046,619
	Vanguard Treasury Money Market Fund	Mutual fund	247,085,228
	Vanguard S&P Small Cap 600 Index	Mutual fund	241,881,048
	Vanguard Small Cap Value Index	Mutual fund	220,247,733
	American Funds EuroPacific Growth	Mutual fund	189,766,691
	Brown Advisory Small Cap Growth Index	Mutual fund	166,806,485
	RBC Emerging Markets Equity Fund	Mutual fund	84,380,173
	Vanguard Mid-Cap Index Fund	Mutual fund	76,469,493
*	Fidelity Inflation-Protected Bond Fund	Mutual fund	73,483,747
	PIMCO Long Duration Total Return	Mutual fund	60,278,509
	Harbor Diversified International All Cap	Mutual fund	55,119,658
	BBH Limited Duration Fund	Mutual fund	47,478,939
*	Fidelity Government Money Market	Mutual fund	9,734
*	Fidelity Cash Reserves	Mutual fund	872
			4,114,486,287

	L&G S&P 500 Collective Investment Trust	Collective trust	1,569,980,527
	Vanguard Target 2030	Collective trust	544,186,973
	Vanguard Target 2035	Collective trust	462,872,585
	Vanguard Target 2040	Collective trust	447,986,435
	Vanguard Target 2025	Collective trust	441,058,885
	Vanguard Retirement Savings Trust	Collective trust	377,204,964
	Vanguard Target 2045	Collective trust	344,132,688
	L&G ACWI EX US	Collective trust	321,839,188
	Vanguard Target 2020	Collective trust	259,183,665
	Vanguard Target 2050	Collective trust	242,361,425
	Vanguard Target 2055	Collective trust	145,971,173
	Vanguard Retirement Income Trust	Collective trust	108,588,277
	Vanguard Target 2015	Collective trust	86,857,965
	Vanguard Target 2060	Collective trust	52,899,721
	Vanguard Target 2065	Collective trust	15,166,507
			5,420,290,978

*	Notes Receivable from Participants	Participant loans (4.25% to 11.0% due through May 2046)	108,498,876

			$10,882,824,816
* Party in interest as defined by ERISA
Column (d) cost is omitted because plan investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Truist Financial Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Truist Financial Corporation 401(k) Savings Plan

Date:	June 28, 2022	By:	/s/ Steven L. Reeder
Steven L. Reeder Executive Vice President & Benefits Manager

Exhibit Index

Exhibit No.	Description	Location
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.
23.2	Consent of Independent Registered Public Accounting Firm	Filed herewith.